UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

[ x ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q

For the period ended December 31, 2000.

[ ] Transition Report on Form 10-K.
[ ] Transition Report on Form 20-F.
[ ] Transition Report on Form 11-K.
[ ] Transition Report on Form 10-Q.
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

VERIDA INTERNET CORPORATION
Full Name of Registrant

File No. 000-25757

50 California St. Suite 1500
San Francisco, California 94111
Address of principal executive office, including zip.

PART II - RULES 12B-25 and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, 11K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountants statement or other exhibits required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Auditors were unable to complete their review of the unaudited financial statements.

PART IV - OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification.

Michael Hinshaw
VERIDA INTERNET CORPORATION
50 California St. Suite 1500
San Francisco, California 94111
(604) 609-3350

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify reports.

Yes x No

3. Is its anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes No x

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

VERIDA INTERNET CORPORATION has caused this notification to signed on its behalf by the undersigned hereunto duly authorized, on this 2nd day of April 2001.

VERIDA INTERNET CORPRATION

BY: /s/ Michael Hinshaw
Michael Hinshaw, President